                          COMSTOCK PARTNERS FUNDS, INC.

           AMENDED AND RESTATED CLASS A SERVICE AND DISTRIBUTION PLAN


          Introduction: It has been proposed that the above-captioned investment company (the "Company") amend and restate its Class A Service and Distribution Plan (as amended, the "Plan") relating to the Class A shares of the Comstock Partners Strategy Fund (the "Strategy Fund") and the Comstock Partners Capital Value Fund (the "Capital Value Fund" and, together with the Strategy Fund, the "Funds"). The Plan is being adopted in accordance with Rule 12b-1, promulgated under the Investment Company Act of 1940, as amended (the "Act"). Under the Plan, the Company, on behalf of each Fund, would pay for the costs and expenses of preparing, printing and distributing its prospectuses and statements of additional information relating to such Fund, subject to certain limitations, and, on behalf of each Fund, would (a) reimburse such Fund's distributor (the "Distributor") for payments to third parties for distributing such Fund's Class A shares and servicing such Fund's Class A shareholder accounts ("Servicing") (the payments in this clause (a) being referred to as the "Distributor Payments") and (b) pay The Dreyfus Corporation, Dreyfus Service Corporation and any affiliate of either of them (collectively, "Dreyfus") for advertising and marketing relating to such Fund's Class A shares and for Servicing (the payments in this clause (b) being referred to as "Dreyfus Payments"). If this proposal is to be implemented, the Act and said Rule 12b-1 require that a written plan describing all material aspects of the proposed financing be adopted by the Company.

          The Company's Board, in considering whether the Company should implement a written plan, has requested and evaluated such information as it deemed necessary to make an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to each Fund's Class A shares for such purposes.

          In voting to approve the implementation of such a plan, the Board members have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit each Fund and the holders of such Fund's Class A shares.

          The Plan:  The material aspects of this Plan are as follows:

          1. The Company, on behalf of each Fund, shall pay all costs of preparing and printing prospectuses and statements of additional information relating to such Fund for regulatory purposes and for distribution to existing holders of Class O (in the case of the Strategy Fund only) and Class A shares of such Fund. The Company, on behalf of the Strategy Fund only, also shall pay, at the expense of the Class A shares of the Strategy Fund, an amount of the costs and expenses in connection with (a) preparing, printing and distributing the Strategy Fund's prospectuses and statements of additional information used for other purposes with respect to the Class A shares of the Strategy Fund and (b) implementing and operating this Plan with respect to the Strategy Fund, such aggregate amount not to exceed in any fiscal year of the Strategy Fund the greater of $100,000 or .005 of 1% of the average daily value of the Strategy Fund's net assets attributable to the Class A shares of the Strategy Fund for such fiscal year.

          2. (a) With respect to each Fund, the aggregate annual fee the Company may pay under this Plan for Distributor Payments and Dreyfus Payments is
 .25 of 1% of the value of such Fund's average daily net assets attributable to the Class A shares of such Fund for such year (the "Aggregate Amount").

          (b) The Company, with respect to each Fund, shall reimburse the Distributor in respect of Distributor Payments an amount not to exceed an annual rate of .25 of 1% of the value of such Fund's average daily net assets attributable to the Class A shares of such Fund for such year (the "Distributor Amount").

          (c) The Company, with respect to each Fund, shall pay Dreyfus in respect of Dreyfus Payments an annual fee equal to the difference between the Aggregate Amount and the Distributor Amount for such Fund, incurred in such year.

          (d) Each of the Distributor and Dreyfus may pay one or more securities dealers, financial institutions (which may include banks) or other industry professionals, such as investment advisers, accountants and estate planning firms (severally, a "Service Agent"), a fee in respect of each Fund's Class A shares owned by investors with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. Each of the Distributor and Dreyfus shall determine the amounts to be paid to the Service Agents to which it will make payments under this Plan and the basis on which such payments will be made. Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any related Plan agreement between the Service Agent and the Distributor or Dreyfus, as the case may be.

          3. For purposes of determining the fees payable under this Plan, the value of the net assets attributable to Class A shares of each Fund shall be computed in the manner specified in the Company's charter documents, and each Fund's prospectus and statement of additional information, as then in effect for the computation of the value of the net assets attributable to Class A shares of such Fund.

          4. The Company's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

          5. This Plan will become effective, with respect to each Fund, upon approval by (a) holders of a majority of such Fund's outstanding Class A shares, and (b) a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Company and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

          6. This Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 5(b) hereof.

          7. This Plan may be amended at any time by the Company's Board, provided that (a) any amendment to increase materially the costs which a Fund's Class A shares may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of such Fund's outstanding Class A shares, (b) no amendment shall impose any costs on any class of the Company's capital stock other than the Class A shares of each Fund and (c) any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph 5(b) hereof.

          8. This Plan is terminable, with respect to a Fund, without penalty at any time by (a) vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Company and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) vote of the holders of a majority of such Fund's outstanding Class A shares.

Dated:  ________ __, 1996
Effective Date:  ________ __, 1996